Exhibit 99.5

ALAMOS GOLD INC.	Please return completed form to: Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1	+

	Interim Financial Statements		Annual Financial Statements
☐	Mark this box if you would like to receive Interim Financial Statements and related MD&A by mail.	☐	Mark this box if you would like to receive the Annual Financial Statements and related MD&A by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Alternatively, you may choose to access the report(s) online at www.sedar.com or http://www.alamosgold.com/investor-centre/presentations-and-resources/reports-and-financial-statements/financial-statements.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt.	Street Number	Street Name

City	Prov. / State	Postal Code / Zip Code
		0	0	0	0	0	0

¢ BJAQ	5 1 E T N N	+
51ETNN01